Exhibit 3(b)

Amendment to Xerox Holdings Corporation Bylaws

July 22, 2021

Article IV, Sections 1 and 10 of the Xerox Holdings Corporation by-laws are amended to read in their entirety as follows:

ARTICLE IV
CHAIRMAN OF THE BOARD AND OFFICERS

“Section 1. Chairman of the Board.

There shall be a Chairman of the Board. The Chairman of the Board may be, but need not be, an officer or employee of the Company. The Chairman of the Board shall be chosen from among the Directors. The Chairman of the Board shall preside at all meetings of the shareholders at which he or she is present. The Chairman of the Board shall preside at all meetings of the Directors at which he or she is present and may attend any meeting of any committee of the Board, whether or not a member of such committee. The Chairman of the Board’s primary responsibilities shall be to facilitate Board and Shareholders meetings and establish the agendas for such meetings. In addition, The Chairman of the Board shall have such powers and perform such other duties as may be assigned to him or her by the Board.”

“Section 10. President.

The President shall have such powers and perform such duties as may be assigned to him or her by the Board.”